Via Facsimile and U.S. Mail
Mail Stop 4720

January 14, 2010

Mr. Shaoming Li
Chairman, President and Chief Executive Officer
Renhuang Pharmaceuticals, Inc.
No. 218, Taiping, Taiping District
Harbin, Heilongjiang Province,
P.R. China 150050

Re: **Renhuang Pharmaceuticals, Inc.**
       Form 10-K for the Period Ended October 31, 2008
       Filed September 9, 2009 and amended December 8, 2009
       File No. 00-24512

Dear Mr. Li:

        We have reviewed your October 26, 2009 response to our September 18, 2009
letter as well as your amended Form 10-K filed on December 8, 2009. We have the
following comment. In our comment, we ask you to provide us with information to
better understand your disclosure. After reviewing this information, we may raise
additional comments.

Form 10-K Amendment No. 1 filed December 8, 2009

Item 9A(T) – Controls and Procedures, page 33

   1. Please tell us why you did not discuss your rebate calculation error as a material
      weakness here. If you did not consider it a material weakness, explain why it is
      not a material weakness.

                                    *   *   *   *

        Please respond to this comment within 10 business days or tell us when you will
provide us with a response. Please furnish a letter that provides the requested
information. Detailed letters greatly facilitate our review. Please furnish your letter on
EDGAR under the form type label CORRESP.

Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant